[GTC TELECOM CORP. LETTERHEAD]

                                                    September 22, 1999


Dear Crystal:


This letter confirms our understanding that you are to be issued 6,050 shares of GTC Telecom common stock with registration rights. These shares are issued to you, in lieu of cash, as payment in full, against open invoices relating to the services provided in establishing our ecallingcards.com website and other activities.

Please sign this letter confirming your understanding of the agreement.

Sincerely,




Eric Clemons
/s/ Eric Clemons                             /s/ Crystal Pyatt
COO                                         Crystal Pyatt
GTC Telecom